January 6, 2009

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Southern Trust Securities Holding Corp.

File No. 000-52618

Form 10-K for Fiscal Year ended

December 31, 2007

Dear Mr. Woody:

As a supplement to the response letter filed with the United States Securities and Exchange Commission (the “Commission”) by the management of Southern Trust Securities Holding Corp. (the “Corporation”) on December 5, 2008, we have set forth below a statement of acknowledgement from the management of the Corporation, as set forth and requested in the comment letter from the staff (the “Staff”) of the Commission dated November 25, 2008, relating to the Corporation’s annual statement on Form 10K (File No. 000-52618) (the “Annual Statement”).

We acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need any additional information, please contact us at your convenience.

Sincerely

Robert Escobio
Chief Executive Officer
Southern Trust Securities Holding Corp.